05037265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION 213 WASH. D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Discount Brokers, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd., Suite 140
(No. and Street)

Beachwood, (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry L. Bruce (216) 765-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mills, Potoczak & Company
(Name – *if individual, state last, first, middle name*)

27600 Chagrin Blvd., Suite 200 (Address) Cleveland, (City) Ohio (State) 44122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherry L. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Discount Brokers, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

CARMEN S. WILLIAMS-CARTER
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Feb. 24, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE DISCOUNT BROKERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(With Independent Auditors' Report)

DECEMBER 31, 2004 AND 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period From January 1, 2004 to December 31, 2004

State Discount Brokers, Inc.
(Name of Respondent)

27600 Chagrin Boulevard
Cleveland, Ohio 44122
(Address of Principal Executive Office)

Ms. Sherry L. Bruce
State Discount Brokers, Inc.
27600 Chagrin Boulevard
Cleveland, Ohio 44122
(216-765-8500)
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STATE DISCOUNT BROKERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Supplemental Information	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1	11 – 12
Schedule II – Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3	13
Supplemental Report of Independent Auditors on Internal Accounting Control	14 – 15

M P & Co Mills, Potoczak & Company

Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Independent Auditors' Report

To the Shareholder
State Discount Brokers, Inc.

We have audited the accompanying statement of financial condition of State Discount Brokers, Inc. (a wholly-owned subsidiary of S. L. Bruce Financial Corp.) as of December 31, 2004 and 2003, and the related statements of income (loss), changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "1934 Act"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of State Discount Brokers, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the 1934 Act. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mills, Potoczak & Company

February 4, 2005
Cleveland, Ohio

STATE DISCOUNT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash and equivalents	$ 8,108	$ 21,344
Cash on deposit with clearing broker (Note 2)	50,000	50,000
Receivable from clearing broker	32,926	29,533
Amounts due from related parties (Note 3)	141,459	122,784
Other receivables	1,955	12,095
Fixed assets, net (Note 4)	75,522	87,729
Deferred income taxes (Note 7)	9,495	10,927
Prepaid expenses, deposits and other	25,724	32,124
	$ 345,189	$ 366,536
LIABILITIES AND EQUITY		
Notes payable (Note 5)	$ 5,322	$ 12,219
Accounts payable and accrued expenses	11,671	18,769
Commitments (Note 8)		
Shareholder's equity	328,196	335,548
	$ 345,189	$ 366,536

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Commissions	$ 533,693	$ 531,968
Interest and dividends	224,061	236,515
Order flow	14,655	22,316
Other	99,252	104,936
	871,661	895,735
EXPENSES		
Floor brokerage, exchange and clearing fees	164,283	162,965
Compensation, benefits and payroll taxes	351,998	366,721
Communications	95,730	112,043
Occupancy and equipment rent	89,387	102,935
Advertising	12,342	8,851
Professional fees	48,962	46,337
Other operating expenses	114,879	146,740
	877,581	946,592
OPERATING LOSS	(5,920)	(50,857)
OTHER INCOME (EXPENSE)		
Loss on closing of Nevada office (Note 9)		(33,294)
LOSS BEFORE INCOME TAXES	(5,920)	(84,151)
INCOME TAXES (BENEFIT)	1,432	(12,582)
NET LOSS	$ (7,352)	$ (71,569)

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	COMMON STOCK		CONTRIBUTED CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
	SHARES (a)	AMOUNT			
BALANCE, JANUARY 1, 2003	1,000	$ 100,000	$ 324,922	$ (17,805)	$ 407,117
NET LOSS				(71,569)	(71,569)
BALANCE, DECEMBER 31, 2003	1,000	100,000	324,922	(89,374)	335,548
NET LOSS				(7,352)	(7,352)
BALANCE, DECEMBER 31, 2004	1,000	$ 100,000	$ 324,922	$ (96,726)	$ 328,196

(a) No par value; stated value $100.

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOW FROM OPERATIONS		
Net loss	$ (7,352)	$ (71,569)
Adjustments to reconcile net loss to cash used by operating activities		
Depreciation and amortization	12,556	38,681
Loss on disposal of assets	1,598	39,683
Deferred income taxes	1,432	(6,856)
Change in assets and liabilities		
Receivable from clearing broker	(3,393)	(2,597)
Amounts due from related parties	(590)	(12,766)
Other receivables	10,140	12,357
Prepaid expenses, deposits and other	6,400	(4,177)
Accounts payable and accrued expenses	(7,098)	(10,731)
Cash flow used by operating activities	13,693	(17,975)
CASH FLOW FROM INVESTING		
Acquisition of fixed assets	(1,947)	(3,651)
Proceeds from sale of assets		450
Repayment from (advances to) related parties	(18,085)	7,416
Cash flow provided (used) by investing activities	(20,032)	4,215
CASH FLOW FROM FINANCING		
Repayment of bank loan, net	(6,897)	(3,140)
Cash flow used by financing activities	(6,897)	(3,140)
DECREASE IN CASH	(13,236)	(16,900)
CASH, BEGINNING OF YEAR	21,344	38,244
CASH, END OF YEAR	$ 8,108	$ 21,344

See accompanying notes.

1. Description of business and summary of significant accounting policies:

Description of business:

State Discount Brokers, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"). The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (the "Parent"), and currently has one office, which is located in Cleveland, Ohio.

The Company does not carry customer accounts or securities, but rather operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company transmits all funds and delivers all securities received. The Company does not hold funds or securities for customers, nor does it owe any funds or securities to customers. The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(ii) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $50,000, pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $74,041 at December 31, 2004. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .230 to 1 at December 31, 2004.

Securities transactions:

Customer securities transactions and related commission revenue and expenses are recorded on a settlement date basis, which is generally the third business day following the trade. The effect of using the settlement date rather than the trade date basis is not material.

Cash and equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are stated at cost. The Company uses the direct write-off method to account for bad debt expense. Account balances are written off as un-collectible on a case-by-case basis, principally when the Company has not received payment after exhausting all intended collection efforts. The Company had write-offs of $6,310 in 2004 and no write-offs in 2003. No interest is accrued on past due balances.

1. Description of business and summary of significant accounting policies (continued):

Fixed assets:

Fixed assets are stated at cost. Depreciation of computer and office equipment and furniture and fixtures is calculated using the declining balance method over 5 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or useful life of the improvement. For income tax purposes, the Company uses accelerated methods, where permitted.

Software development costs incurred in connection with the Company's web site are capitalized, and amortized using the straight-line method over three years. Costs incurred to maintain the web site, including costs to modify web site content, are expensed as incurred.

Advertising costs:

Advertising costs are expensed as incurred.

Income taxes:

Deferred tax liabilities or assets are recognized based on the expected future tax consequences of all transactions that have been recognized in the financial statements. Such tax consequences are measured based on the provisions of enacted tax laws. Deferred tax assets (prepaid income taxes) are recognized where it is more likely than not that such assets will be realized. Deferred income taxes principally arise from differences between financial reporting and tax depreciation.

The Company files a consolidated income tax return with its Parent. The Parent allocates consolidated income taxes to the Company based on its proportionate share of taxable income. Any income tax liabilities (or refundable income taxes) are owed to (or receivable from) the Parent.

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Cash on deposit with clearing broker:

The Company maintains a security deposit with its principal clearing broker, and earns interest thereon in accordance with the terms of the clearing agreement.

3. Amounts due from related parties:

	2004	2003
Note from the Company's president	$ 98,388	$ 80,303
Amount due from Parent	28,699	28,699
Other receivables	14,372	13,782
	$141,459	$122,784

The note from the Company's president is payable on December 31, 2005, which includes interest at 5.12%. The Company earned interest income of $4,205 in 2004 and $4,019 in 2003. No collateral was pledged for the note. The Company's president is the sole shareholder of the Parent.

The amount due from Parent and other receivables are due on demand. No collateral is pledged for either balance. The amount due from Parent includes income tax benefits of $5,726 at December 31, 2004 and $5,726 at December 31, 2003.

The Company pays a management fee to its Parent for leased equipment, debt service and other administrative costs. Management fees of $24,000 in 2004 and $24,000 in 2003 are included in professional fees.

4. Fixed assets:

	2004	2003
Leasehold improvements	$ 79,275	$ 79,275
Furniture and fixtures	81,569	81,569
Computer and office equipment	78,308	78,308
Software development costs	58,850	58,850
	298,002	298,002
Accumulated depreciation and amortization	222,480	210,273
	$75,522	$87,729

5. Notes payable:

The Company has an unsecured line of credit with Bank One (the "Bank"). Outstanding borrowings bear interest at the Bank's prime rate plus 2¼% (7½% at December 31, 2004) and are payable on demand. Interest is payable monthly. The Company's president guarantees payment.

The Company paid interest of $553 in 2004 and $865 in 2003.

6. Employee benefit plans:

The Company has a profit sharing plan that covers substantially all employees. The Company may make contributions to the plan at the discretion of the Board of Directors. The Company did not make contributions to the plan in 2004 or 2003.

7. Income taxes (benefit):

	2004	2003
Current federal		$ (5,726)
Deferred federal	$ 1,432	(6,856)
	$ 1,432	$ (12,582)

The effective income tax rate includes the effect of lower bracket income tax rates, certain non-deductible expenses, and the expiration of net operating loss carry-forwards. Deferred income taxes principally result from accelerated depreciation used for income tax purposes, and available net operating loss carry-forwards.

The Parent had net operating loss carry-forwards of $68,000 at December 31, 2004, of which $15,000 expires in 2005, and $52,000 is available through 2023.

The Company paid $487 of income taxes in 2004 and $4,973 in 2003.

8. Commitments:

The Company leases office space, certain office equipment and a vehicle under operating leases. At December 31, 2004, the future minimum lease payments are $50,413 in 2005, $15,142 in 2006, and $1,124 in 2007. Rent expense was $79,761 in 2004 and $96,272 in 2003.

9. Closing of office:

The Company closed its Las Vegas, Nevada office in May 2003. The Company recorded a loss of $33,294, principally related to the abandonment of leasehold improvements.

10. Finding by NASD Special Investigator:

A Special Investigator for the NASD issued a finding on February 9, 2004 that the Company was required to maintain a minimum net capital balance (as defined) of $100,000 (the "$100,000 requirement"), rather than the $50,000 minimum that the Company believed should have been required. The Special Investigator's finding was based on his assertion that the Company executed more than ten (10) proprietary trades during 2003 and 2004. These trades involve "worthless securities" for which customers must execute a trade in order to attain a tax deduction for the loss of value.

The Company contended that it did not execute these trades, but rather the trades were executed by the Company's clearing firm, and that any shares transferred to the Company were solely for the purpose of accommodating customers who no longer desired to hold worthless securities in their accounts. On March 3, 2004, the NASD granted the Company relief from the $100,000 requirement predicated on the Company's stated intention not to enter into any proprietary trades during the remainder of calendar year 2004. The NASD also indicated that if, for whatever reason, the Company engaged in any proprietary trades during the remainder of calendar year 2004, the $100,000 requirement would immediately take effect. The Company did not enter into any proprietary trades from to March 3, 2004 to December 31, 2004.

STATE DISCOUNT BROKERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL		
Total shareholder's equity from statement of financial condition	$	328,196
Deductions and/or charges		
Nonallowable assets (per following schedule)		(254,155)
Net capital before haircuts on security positions		74,041
Haircut on money market instruments		
NET CAPITAL	$	74,041
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	16,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
6 2/3% of aggregate indebtedness	$	1,133
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
EXCESS NET CAPITAL	$	24,041
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.230 to 1.00
EXCESS CAPITAL AT 1000%	$	72,342

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 (CONTINUED)

DECEMBER 31, 2004

NONALLOWABLE ASSETS

Amounts due from related parties	$	141,459
Other receivables		1,955
Furniture, fixtures and office equipment, net of accumulated depreciation		10,465
Leasehold improvements, net of accumulated amortization		65,057
Deferred income taxes		9,495
Prepaid expenses and deposits		25,724
	$	254,155

See accompanying notes.

STATE DISCOUNT BROKERS, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

M P & Co Mills, Potoczak & Company

Certified Public Accountants and Business Advisors

27600 Chagrin Boulevard
Suite 200
Cleveland, Ohio 44122-4464
Phone: 216.464.7481
Fax: 216.464.7581
www.mpccpa.com

Mark G. Mills
William M. Potoczak

Supplemental Report of Independent Auditors on Internal Accounting Control

To the Shareholder
State Discount Brokers, Inc.

In planning and performing our audit of the financial statements of State Discount Brokers, Inc. (the "Company") as of December 31, 2004 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities amounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons,

(2) Recordation of differences required by Rule 17a-13, and

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.